Item 3
ICICI Limited

The Board of Directors of ICICI Limited at its Meeting held today in Mumbai has decided to pay interim dividend @ 45% i.e. Rs.4.50 per share (excluding dividend tax) in respect of financial year ending March 31, 2000. The equity shares issued during the year will be entitled for pro-rata dividend. The Board has fixed April 25, 2000 as the Record Date for the purpose of payment of aforesaid dividend.

March 17, 2000

For further investor queries:

Contact: A.P Singh at 91-22-653 6262 or email at singhap@icici.com

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